LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                                                                                                                                                                                                                                                                       WRITER’S EMAIL
                 (202) 274-2003                                                                                                                                                                                                                                                                                                               mbrown@luselaw.com

November 25, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Attn:           Ms. Kathryn McHale

Re:          Home Bancorp Wisconsin, Inc.
Registration Statement on Form S-1 (File No. 333-189668)

Dear Ms. McHale:

On behalf of Home Bancorp Wisconsin, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting the Company’s responses to the Staff’s comment letter dated October 7, 2013. Set forth below are the Staff’s comments followed by the Company’s responses to those comments.  The Company will provide financial statements and other financial information updated for September 30, 2013 in the next amendment to its Registration Statement (Pre-Effective Amendment No. 2).

Risk Factors

The distribution of subscription rights could have adverse income tax consequences, page 28

1.
We note that the risk factor you added in response to comment 10 from our comment letter dated July 25, 2013.  However, the risk factor states that “[you] have received an opinion that such rights have no value” when the opinion actually expresses uncertainty by stating that “it is more likely than not” the rights will have no value.  Please revise your disclosure to reflect tax counsel’s uncertainty.

The Company has revised the text of the referenced risk factor on page 28.  The revised text will be included in Pre-Effective Amendment No. 2.

Business of Home Savings Bank – Lending Activities – Allowance for Loan Losses, page 75

2.	We note your revised disclosure on page 76 related to comment three from our comment letter dated July 25, 2013

a.           Please provide us an analysis that details the calculation of the collectively evaluated allowance for loan losses for your commercial loan segment at September 30, 2011, September 30, 2012 and June 2013.  Please clearly identify the historical loss factors used and explain in detail how the factors were calculated.

b.           Please tell us how you determined that your current 36 month historical loss factor appropriately captures the credit risk of you existing commercial loan segment.  Specifically tell us how you considered current qualitative or environmental factors that are likely to cause estimated credit losses in your existing commercial loan segment to differ from the segment’s historical loss experience and tell us if you have adjusted the historical loss factors or used a separate adjustment for these factors.

The tables below provide a detailed analysis of the calculation of the collectively evaluated allowance for loan losses in our commercial loan segment at September 30, 201l, September 30, 2012 and June 2013.  The historical loss percentage was calculated by dividing the previous 36 months charge-offs by the average loan balance in each of three distinct commercial loan categories of loan: 5+ family residential, business loans, and other commercial real estate.

Our historical loss factors were augmented by various qualitative factors to appropriately capture the credit risk of our existing commercial loan portfolio. The tables below show the historical loss calculated, the qualitative factor adjustment and the resultant rate applied. Included as Attachment 1 to this response letter are quantitative factor tables documenting the various factors considered, the current status of drivers that may increase or mitigate loan losses, the adjustments and the portfolio segment affected by the adjustments for the periods September 30, 2011, September 30, 2012, and June 30, 2013.

September 30, 2011

Our calculation breaks down the commercial segment into three categories as follows:

Category	Historical loss %	Qualitative factors %	Rate applied	Balance (000s omitted)	ALLL (000s omitted)
5+ family residential	0.00%	.35%	.35%	$10,616	$37
Other commercial real estate	10.65%	-8.83%	1.82%	$24,890	$453
Business loans	2.94%	.35%	3.29%	$1,893	$62
Total				$37,399	$552

Calculation of historical loss percentage is as follows:

Category	36 month charge off (000s omitted)	Average balance (000s omitted)	Percentage
5+ family residential	$0.00	$12,696	0.00%
Other commercial real estate	$4,017	$37,708	10.65%
Business loans	$78	$2,665	2.94%
Total	$4,095	$53,069	7.72%

September 30, 2012

Breakdown of commercial segment into three categories as follows:

Category	Historical loss %	Qualitative factors %	Rate applied	Balance (000s omitted)	ALLL (000s omitted)
5+ family residential	0.00%	+0.20%	.20%	$7,324	$17
Other commercial real estate	11.56%	-9.16%	2.40%	$19,548	$470
Business loans	2.76%	-0.05%	2.71%	$1,661	$45
Total				$29,853	$532

Calculation of historical loss percentage is as follows:

Category	36 month charge off (000s omitted)	Average balance (000s omitted)	Percentage
5+ family residential	$0.00	$11,043	0.00%
Other commercial real estate	$3,900	$33,733	11.56%
Business loans	$96	$3,929	2.76%
Total	$3,996	$48,705	8.20%

June 30, 2013

Breakdown of commercial segment into three categories as follows:

Category	Historical loss %	Qualitative factors %	Rate applied	Balance (000s omitted)	ALLL (000s omitted)
5+ family residential	0.00%	+0.20%	.20%	$11,462	$23
Other commercial real estate	13.26%	-9.81%	3.45%	$19,548	$675
Business loans	2.90%	-0.05%	2.85%	$1,477	$42
Total				$32,487	$740

Calculation of historical loss percentage is as follows:

Category	36 month charge off (000s omitted)	Average balance (000s omitted)	Percentage
5+ family residential	$0.00	$9,952	0.00%
Other commercial real estate	$4,014	$30,272	13.26%
Business loans	$96	$3,292	2.90%
Total	$4,110	$43,516	9.44%

Financial Statements

Note 10 Income Taxes, page F-33

3.
We note your response to comment seven from our comment letter dated July 25, 2013.  Your response did not provide all of the information requested in our initial comment.  Therefore, please provide us the following information:

a.           An analysis of your historical taxable income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

b.           For your projections of future tax or US GAAP income, please:

                            i.           identify the most significant inputs and assumptions,
ii.	provide a qualitative and quantitative discussion of the inputs and assumptions to all us to fully understand your projections,
                            iii.         provide specific evidence which supports the inputs and assumptions,
and
            iv.         provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

c.           An analysis comparing actual versus forecasted taxable income or US GAAP income for the fiscal years ended September 30, 2012, 2011 and 2010 and your most recent interim periods identifying and explaining the reasons for any significant differences.

To the extent you do not have the above information, please clearly detail the positive evidence you have relied upon and discuss the objectivity of this information to overcome the significant negative evidence represented by cumulative losses in recent years and well as an expectation for additional losses through 2014.  If you believe you do not have sufficient positive evidence, please record an appropriate deferred tax asset valuation allowance.

                 The Company’s response to Comment No. 3 will be submitted confidentially as it contains confidential projections from Home Savings Bank’s business plan.

*  *  *  *

We believe the foregoing is responsive to the Staff’s comments.  Please direct any comments or questions to the undersigned at (202) 274-2003.

Sincerely,

/s/ Michael J. Brown

Michael J. Brown

Attachment

cc:	Mr. James R. Bradley, Jr., President and CEO
Kip A. Weissman, Esq.

ATTACHMENT 1

In addition to HSB’s historical net charge-off rate to homogeneous loan groups with similar risk characteristics, the bank considers certain qualitative and environmental factors that are likely to cause estimated credit losses associated with the existing loan portfolio to differ from historical loss experience. The indicated adjustment identified through the factor analysis is applied to ALLL level as a percentage of the portfolio group/segment. Attached are grids detailing the historical loss percentages, the qualitative and environmental factors, and the resultant FAS 5 ALLL percentages at September 30, 2011, September 30, 2012 and June 30, 2013.

Allowance for Loan and Lease Losses (ALLL)
Qualitative Factor Analysis
September 30, 2011

	Factor	Current status, drivers that may increase or mitigate losses	Indicated adjustment (bps)	Portfolio group/segment affected by adjustment
A	Lending Policies and Procedures	• Interest reserves set-up on higher risk loans • Escrows req’d on higher risk loans • Reduced loan approval authorities • Tracking of deposit trends for early warning • More active review by Officer Loan Committee	0
B	Business Conditions	• Dane County unemployment rate down from 2010	0
C	Loan Profiles and Volume	• Execution of Strategic Business Plan • Commercial loan reduction plan in place	-928	• Commercial Real Estate
D	Lending Staff	• Work-out assistance by Tom and Dave Geier, Tim Homar • Addition of Janis Wegner to collection team • Additional training for Pete Moskal in credit analysis	0
E	Problem Loan Trends	• Delinquency level at 4/30/11 lowest since 2/09	+10	• Acquisition development

	Factor	Current status, drivers that may increase or mitigate losses	Indicated adjustment (bps)	Portfolio group/segment affected by adjustment
F	Loan Review Quality	• Enlighten Financial loan review • Commercial Loan Action Plan in place • Expanded use of global cash flow analysis • Pre-underwriting to determine documentation rqmnts for renewal	0
G	Collateral Quality	• Residential condo market overbuilt, estimated 5-7 year absorption rate • Higher priced homes ($500k+) selling at a slower rate • Commercial Real Estate value declines	+5	• 1-4 family Mortgages
			+35	• 5+ family • Construction • Development • Construction condos • Other Commercial Real Estate Loans
H	Credit Concentrations	• Commercial Loan Reduction Plan in place • Monthly monitoring of Lee concentration; faster amortization and tax escrows required	0
I	Competition, Law, Regulation	• Regulatory focus on CRE concentrations at competitor banks has limited competition and allowed for more stringent loan terms • Secondary market underwriting criteria tightened	0

Allowance for Loan and Lease Losses (ALLL)
Qualitative Factor Analysis
September 30, 2012

	Factor	Current status, drivers that may increase or mitigate losses	Indicated adjustment (bps)	Portfolio group/segment affected by adjustment
A	Lending Policies and Procedures	• Interest reserves set-up on higher risk loans • Escrows req’d on higher risk loans • Reduced loan approval authorities • Tracking of deposit trends for early warning • More active review by Officer Loan Committee • Cross defaults/cross collateralization • Forbearance agreements providing deeds in lieu held in trust	-5	• 5+ family • Other Commercial Real Estate Loans • Commercial
B	Business Conditions	• Dane County unemployment rate down from 6.5% in early 2010 to 4.5% in May 2012	0
C	Loan Profiles and Volume	• Commercial loan reduction plan in place • Over the past 34 months >88% of our loan losses are five credits representing condo construction and development loans, primarily out of market participations. Our diminishing exposure to condo construction and development loans merits the negative qualitative factor adjustment.	-946	• Other Commercial Real Estate Loans
D	Lending Staff	• Work-out assistance by Tom and Dave Geier, Tim Homar • Addition of Janis Wegner to collection team • Additional training for Pete Moskal in credit analysis	0

	Factor	Current status, drivers that may increase or mitigate losses	Indicated adjustment (bps)	Portfolio group/segment affected by adjustment
E	Problem Loan Trends	• Delinquency level at 9/30/12 fourth lowest since 6/08. Upon completion of the sale of the Rubloff Versailles credit in early October 2012, the loan delinquencies will decline by one-third.	+10	• Other Commercial Real Estate Loans • 1-4 family 1st mortgages
F	Loan Review Quality	• Enlighten Financial loan review • Commercial Loan Action Plan in place • Expanded use of global cash flow analysis • Pre-underwriting to determine documentation rqmnts for renewal	0
G	Collateral Quality
• Residential condo market overbuilt, yet improving as Aug. 2012 Dane County condo inventory was 12 months down from 16 months in June 2012.
• The Dane County single family homes inventory shortened from 12.10 months to 7.84 months in year-to-year from Aug. 2011 to Aug. 2012.
• Luxury homes priced ($800k+) listing success rate improved to 25% in 2011, the highest level since 26% in 2007.
• Dane County homes sales in Aug. 2012 increased 29% from the previous Aug. Dane County pending home sales increased 43% from 9/30/11 to 9/30/12.
• The median sale price of Dane County homes increased .6% to $213,000 from $211,750 from Aug. 2011 to Aug. 2012.
• Commercial Real Estate value declines
• Additional Collateral
o Investments pledged
o TIF Bonds
o Other mortgages
o Pledged accounts
			+5	• 1-4 family 1st mortgages
			+5	• 1-4 family 2nd mortgages • Auto • Other secured consumer loans
			+25	• Other Commercial Real Estate Loans • 5+ family

	Factor	Current status, drivers that may increase or mitigate losses	Indicated adjustment (bps)	Portfolio group/segment affected by adjustment
H	Credit Concentrations	• Commercial Loan Reduction Plan in place • Monthly monitoring of Lee concentration; faster amortization and tax escrows required	0
I	Competition, Law, Regulation	• Regulatory focus on CRE concentrations at competitor banks has limited competition and allowed for more stringent loan terms • Secondary market underwriting criteria tightened	0

Allowance for Loan and Lease Losses (ALLL)
Qualitative Factor Analysis
June 30, 2013

	Factor	Current status, drivers that may increase or mitigate losses	Indicated adjustment (bps)	Portfolio group/segment affected by adjustment
A	Lending Policies and Procedures	• Interest reserves set-up on higher risk loans • Escrows req’d on higher risk loans • Reduced loan approval authorities • Tracking of deposit trends for early warning • More active review by Officer Loan Committee • Cross defaults/cross collateralization • Forbearance agreements providing deeds in lieu held in trust	-5	• 5+ family • Other Commercial Real Estate Loans • Commercial
B	Business Conditions	• Dane County unemployment rate down from 6.5% in January 2010 to 5.5% in January 2013.	0
C	Loan Profiles and Volume	• Execution of commercial loan reduction plan • Over the past 36 months 81% of our loan losses are five credits representing condo construction and development loans, primarily out of market participations. Our diminishing exposure to condo construction and development loans merits the negative qualitative factor adjustment.	-1000	• Other Commercial Real Estate Loans
D	Lending Staff	• Work-out assistance by Tom and Dave Geier, Tim Homar • Additional training for Pete Moskal in credit analysis	0

	Factor	Current status, drivers that may increase or mitigate losses	Indicated adjustment (bps)	Portfolio group/segment affected by adjustment
E	Problem Loan Trends	• Delinquency level on owner occupied 1 -4 family residences has increased in the most recent quarter. • Delinquency level for commercial real estate loans has decreased significantly.	+10	• 1-4 family 1st mortgages
F	Loan Review Quality	• MJM loan engagement • Enlighten loan reviews • Commercial Loan Action Plan in place • Expanded use of global cash flow analysis • Pre-underwriting to determine documentation rqmnts for renewal	0
G	Collateral Quality
• Residential condo market overbuilt, yet improving as Dec. 2012 Dane County condo inventory was 9 months down from 15 months in Dec. 2012.
• The Dane County single family homes inventory shortened from 7.6 months to 5.1 months in year-to-year from Dec. 2011 to Dec. 2012.
• The single family homes (including condos) listing success rate improved to 60% in 2012 from 47% in 2011.
• Dane County home sales in Feb. 2012 (226) increased 22% from Feb. 2012. Dane County pending home sales (885) increased 32% from 3/31/12 to 12/31/13.
• The median sale price of Dane County homes decreased 2.8% to $208,000 from $214,000 from Dec. 2011 to Dec. 2012.
• Commercial Real Estate value declines
• Additional Collateral
o Investments pledged
o TIF Bonds
o Other mortgages
o Pledged accounts
			+5	• 1-4 family 1st mortgages
			+5	• 1-4 family 2nd mortgages • Auto • Other secured consumer loans
			+25	• Other Commercial Real Estate Loans • 5+ family

	Factor	Current status, drivers that may increase or mitigate losses	Indicated adjustment (bps)	Portfolio group/segment affected by adjustment
H	Credit Concentrations	• Commercial Loan Reduction Plan in place • Monthly monitoring of Lee concentration; faster amortization and tax escrows required	0
I	Competition, Law, Regulation	• Secondary market underwriting criteria tightened	0